SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Registration no. 1431-1
SEC (CUSIP) Registration 20441B407 – Preferred “B”
SEC (CUSIP) Registration 20441B308 – Common
LATIBEX Registration 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), pursuant to Article 12 of CVM Instruction 358/02, hereby announces to its shareholders and the market in general that it has received from Itaú Unibanco S.A., on behalf of some of its clients, as third-party fund administrator, the information that it has increased its consolidated interest to 7,411,278 common shares (CPLE3), corresponding to approximately 5.11% of all COPEL ON shares, as per the correspondence below.

Curitiba, September 24, 2019

Ana Leticia Feller
Acting Chief Financial and Investor Relations Officer

Itaú Unibanco S.A.

São Paulo, September 20, 2019.

To
Companhia Paranaense de Energia
Rua Coronel Dulcídio, 800 – Batel
Batel – Curitiba – Paraná
80420-170

Attn.:

Investor Relations Officer
Re: Declaration of Relevant Interest

Dear Sir/Madam,

Itaú Unibanco S.A., CNPJ 60.701.190/0001-04, hereby informs this Company that, on September 20, 2019, the sum of the shares, other securities and derivative financial instruments referenced to shares, as applicable, held by the investment funds managed by it reached 5.11% of common shares (CPLE3) issued by this Company, totaling 7,411,278 shares.

It also declares that such interest is not intended to change the Company’s control or its administrative structure.

To avoid any doubt, we emphasize that, as mentioned above, this communication refers to positions held by investment funds managed by Itaú Unibanco, in the context of its asset management activity.

The annex includes a detailed list of the funds that held the interest declared herein.

Sincerely,

Itaú Unibanco S/A
Eduardo Estefan Ventura
Officer
007183676

Fund	Corporate Taxpayer’s ID (CNPJ)
ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA	20.147.499/0001-71
ITAU GOVERNANCA CORPORATIVA ACOES FI	07.686.680/0001-98
IT NOW IGCT FUNDO DE INDICE	11.184.136/0001-15
ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI	12.984.518/0001-96
LONG BIAS MULTIMERCADO FI	29.259.435/0001-37
ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI	12.984.634/0001-05
ITAÚ MOMENTO AÇÕES FUNDO DE INVESTIMENTO	10.263.612/0001-20
WM IBOVESPA PLUS FUNDO DE INVESTIMENTO EM AÇÕES	10.565.852/0001-80
ITAU HEDGE MULTIMERCADO FI	07.658.922/0001-30
ITAU HEDGE PLUS MULTIMERCADO FI	11.419.627/0001-06
ITAÚ MULTIMERCADO LONG AND SHORT FI	08.703.998/0001-00
ITAU PHOENIX ACOES FI	09.094.073/0001-64
ITAU MACRO PREV VERTICE MULTIMERCADO FI	11.183.854/0001-77

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 25, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.